Exhibit 99.7
July 19, 2006 CNBC Media Interview on the Financial Performance of Wipro Limited for the Quarter ended June 30, 2006.
Interviewee:
Suresh Senapaty, Executive Vice President, Finance & CFO
Sudip Banerjee, President — Enterprise Solutions SBU
Girish Paranjpe, President —Financial Solutions SBU
Suresh Vaswani, President — Wipro Infotech and Global Practices
T K Kurien, President Wipro BPO SBU
CNBC: We have with us Wipro top management with us now from Bangalore. Suresh Senapaty, Chief Financial Officer at Wipro; Sudip Banerjee, President — Enterprise Solutions; Girish Paranjpe, President — Financial Solutions; and Suresh Vaswani, President — IT Practices. All gentlemen joined in. Now thanks very much all of you for joining in.
Suresh Senapaty, if I could start with you, if you could take us through first quarter and separates what the performance has been from global IT and which of the businesses have had a sluggish quarter which is why your overall growth is pretty flattish.
Suresh Senapaty : Well I think a very happy quarter for so far as Wipro is concerned, 39% revenue growth and about 45% net income growth at 624 crores, which is even higher than the Q4 number, which typically Q1 is never higher than Q4, but this quarter we have been able to make it.
If you look at the global IT services, we have grown 42% revenue YOY and the operating profit has grown 45% year-on-year. The Indian, Asia PAC, and Middle East which is the Wipro Infotech part has grown 35%, so it has been robust if you look at quarter-on-quarter, particularly the first quarter which not necessarily is very strong and yet on the operating profit level they have grown 62% because there has been a margin expansion of about 20 basis points because of higher growth rate in the services business of Wipro Infotech. Similarly, Wipro Consumer Care also has got a growth of 30%, which is significantly higher than the kind of industry they operate on, and the operating profit has expanded by 24%. So all in all across the businesses we have got good growth in revenue as well as on the profitability.
CNBC : Suresh, operating margins have slipped marginally between quarters, could you take us through why that has happened and what were the offsetting factors which did not see or resulted in not a very large decline in the margins?
Suresh Senapaty : I think the two biggest events have been our investment in the last quarter. One was based on the various acquisitions that we have done, acquisitions do not come with an operating margin similar to our organic business particularly for the first few quarters and that has diluted to the extent of 50 basis points. Another big thing that we did in terms of Q1 and typically we try and do it in Q1 is investment in the sales in marketing. We had a big huge sales conference in Sri Lanka for the entire sales team and a lot of business people around there. We had a big analyst event in the US. We had a big customer event in the US, and we have added about 30 head counts in the field, and if you look at the YOY it is about 40 plus head count in the field, so that is a large investment in sales and marketing which typically we have done in the first quarter hopefully with a view to be able to reap the benefit in subsequent quarters. These two apart that has been positive factors, A, in terms of utilization improvement, and B, in terms of the price realizations on a blended basis, we have got a price improvement of about 1.4% and for our certain other operating improvements and BPO profit margin expansion of about 270 basis points, so combination of this we had a decline on the Indian GAAP of about 60 basis points, but despite all this large investments we have been able to hold on to our margin in large base in a narrow range.
CNBC : Sudip take us through the performance from the Enterprise Solutions and what kind of volume growth and pricing are you seeing now on that side.
Sudip Banerjee : In the Enterprise Solutions transportation, media, and technology business grew very well. They had a YOY growth of 43%, and our fledging healthcare business has grown a 100 plus 50% sequential in the quarter, that is a of course on a very small base. We also had a decent growth in retail and the high point in the quarter was the acquisition that we did in the retail space, we bought a company in Portugal called Enabler Informatica and we have consummated that during the quarter to take revenue in the month of June in our results for the quarter Q1.
As far as the volume growth is concerned, we are seeing high volume growth. We had an overall approximately 5.5% volume growth during the quarter, and we also had realization of about 1.4%, so total about 6.9% growth.
What we see during the quarter is that the demand environment continues to be strong. We have singed up three or four very large multimillion dollar deals and at this stage we are not able to disclose the names, but we feel that as a result of those sign ups that we have the contracts are due for getting started and ramp ups are expected in the second half of the year.
CNBC : Suresh morning. Just going back to the point you were making about margins because you are expecting a salary hike in the next quarter. Where do you see margins stabilizing at for the rest of the financial year and how soon do you think all these acquisitions will find balance with Wipro’s current margins?
Suresh Senapaty : Yes, I think like we have said it before I think if you look at the kind of margins we are around the 25% — 24-25% — on a medium to long term we look at these are sustainable margins because while there would be pressures on issues like compensation etc., there are multiple other levers like earlier people used to say exchange there could be pressure, but now it is off, though for us in terms of the forward covers we may still have that pressure but it could go both ways, so there are multiple levers in terms of the utilization, in terms of the offshore onsite mix, in terms of the price realization, and many other bringing down what you call bulge mix etc. So we do not give any specific guidance vis-à-vis operating margins for the future quarters, but all I can say is but for the exchange we expect the operating margin movement in the next quarter or the current quarter to be in a narrow range. Like you have said that yes we will be giving a compensation increase on a staggered basis starting from September to November for all the offshore, and the onsite will be looked at for a review in January 2007, and also we have in the first week of July granted about 6.8 million restricted stock units to covering about 3200 employees which are primarily the middle- to senior-level management and that has been a good response that we have got from the employee mass, we have got that earlier in 2004, we are seeing the repeat of that. So combination of the restricted stock units and the compensation increase staggering that we will start from 1st of September, we expect about 150 to 160 basis points of impact on the operating margins for the quarter; however, because of certain other levers that we can talk about, we think the impact would be reduced to a very marginal narrow range but for the exchange.
CNBC : Girish morning. Walk us through the performance from your sector and what you are expecting incremental ramp up in the next few quarters?
Girish Paranjpe : Yeah, I think we have had a good quarter, we have had strong volume growth, we have seen signing up of new clients, we have also seen that the outlook for the next 2 quarters seems to be fairly robust in terms of where our clients are going in and what they their spending plans are. So given a strong client relationship and fairly optimistic view, we have fairly optimist view of the future, but as I said you know nobody is doing hand stands here and we are all heads down and working on this quarter already because we want to keep the momentum going.
CNBC : Girish, product engineering services, how is that side this time around?
Girish Paranjpe : Yeah, the product engineering solutions we had a good quarter, specifically I want to mention two areas where we have done quite well; one is in Japan, we are seeing a very good growth in Japan for the last 2 years and we are continuing to see the same growth. We are also seeing a very good growth in the embedded system. The embedded systems group you know it comprises of verticals like automotive, industrial automation, avionics, printing and imaging and medical, we have seen a good growth in that market.
This quarter we have also taken a lot of investment in terms of getting us certified for very special quality procedures that are needed in the avionics market and also in the automotive market. We got a SPICE level 5 certification, again first in the world to get that kind of certification in the automotive market.
We have done again as you know an additional acquisition in this quarter in the wireless market, wireless networking market, of a company by name Saraware in Finland, we think it will significantly add to our strengths in the telecom market.
Suresh Senapaty : Also to supplement, I think we had got the highest perhaps additions of people in Q1, if you look at our trends, 2432 people that we have added on a net basis in the last quarter, and similarly if you look at the million dollar customer accounts has gone up by about 15, and $20 million customers have also gone up by about five. So all in all I think the customer wins that we have got, about 60 of them, and about 8 of them are Fortune 500 the Global 1000 customers, and the kind of large deals that Sudip Banerjee talked about where we will see the benefit of some of them coming through in the second half of the year, I think the outlook looks pretty good.
CNBC : Just a one word more on that outlook Suresh, we have now heard from the three big companies — TCS, Infosys, and now you — what kind of visibility do you see, without getting into specific guidance for the rest of the year, in terms of IT spending and volume growth specifically, and if you could just put your Q2 guidance of $577 million in perspective as well in that light.
Suresh Senapaty : You know like I told you I mean if you look at short term on a quarter-to-quarter the issue could be different, so we have put something which we think at this point in time is very realistic, but the situation is changing quite fast, I think the buoyancy is visible in terms of customer wins and the kind of mega plans that the customers or the strategy based on which the customer is approaching the particular subject in terms of the size of the ramp ups that they are talking about and the size of the deals that is happening, and the number of RFPs or number of customer visit that you are seeing. So I think so far as the global IT spends are concerned, as we have stated before, it is not necessarily that we are trying to pick up a large portion of the incremental IT spends, but it is the existing IT spends as well as the incremental IT spends combination, so the global IT spends whether goes up at 4% or 5% or 6% does not necessarily impact so much, but the current trend that we are seeing is very, very positive.
CNBC : On that note we will take a break and when we come back after the break of course certain members of the top management team will stay on but we will get some other members of the Wipro top management to join us, notably TK Kurien will talk about the BPO business and how that shaped up for this quarter when we come back after the break.

Welcome back. Half an hour to go before the market opens, so before we get our market experts to tell us how we are this morning we are still with the Wipro Broad room. Wipro results are out, and you have been watching the top management talking about this quarter and the next quarter. We have now got Suresh Senapaty, Suresh Vaswani, and TK Kurien from Wipro BPO also joining in now.
Kurien good morning to you, take us through why BPO has had a flatish kind of quarter and how you have manage to improve margins sequentially as you have done I am told.
TK Kurien : Right Udayan. I think this quarter for us has been, you know, on the top line we have continued to kind of make sure that we focus on profitable parts of this business, which will reflect clearly in our operating margin increase. Our operating margin between last quarter and this quarter has increased by 270 basis points. What is very, very interesting is that if you look at the operating margin between last year same period and this year, we have had a 138% increase in terms of just operating margin itself. So from a business perspective very, very clearly the focus that we set ourselves in last year same quarter and the kind of moves that we have made, fundamentally in terms of integrating our front end and in terms of making sure at the back end that we have more and more productized offerings that paid out, so that is what is really reflected in this quarter as operating margin increase.
In terms of business traction we continue to see traction. We have two large accounts that we have added on this quarter which are testing from the Wipro Technologies accounts that form part of the overall numbers that Wipro Technologies added on, common customers, but overall business traction still looks fairly healthy. We expect to see this running out towards the later part of the year. So that is where we are overall in terms of the business.
CNBC : Good morning. Walk us through the revenue breakup then between voice and non-voice, and more important where do attrition levels stand at this point for Wipro BPO in specific?
TK Kurien : So as far as business is concerned, I mean we look at it in terms of integrated offerings to the customers, so last quarter we had an integrated offering percentage which is running at around 20%, this year it has moved up to about 22%. So we continue to add more value to customers rather than selling little slivers, so from that perspective good progress.
In terms of attrition, flatish, vis-à-vis last quarter we have not seen any great increase or any great reduction in terms of attrition. That is an area that we continue to work upon. The market pressures continue on us both in terms of new competitors coming in who look at Wipro BPO as a national source of hiring, but we have managed to do that, we have managed to kind of hold that at bay as of now this quarter. We think we are pretty confident that we will do that even going forward.
Suresh Senapaty : Just a supplement, I think the current quarter outlook for the Wipro BPO which is better in terms of the revenue growth that you are seeing and even on the margin front, and going forward we should be expecting back to our trajectory in few quarters.
CNBC : Suresh, IT Practices, Suresh Vaswani — IT Practices, how they are shaped up.
Suresh Vaswani : See we have done very well in our global IT practices, just to elaborate our IT practices comprises of our infrastructure services business, our testing services business, our enterprise application services business and global outsourcing; all the practices are extremely strong growth drivers for Wipro and strong differentiators for us. So to give you an indication of growth, in testing services we have grown 87% year-on-year, in infrastructure services we have grown 67% year-on-year, and in enterprise application services we have grown around 32% year-on-year. In both infrastructure and testing services we are the leading IT offshore service provider globally, while in enterprise applications we lead in so far as high end implementation and role outs is concerned as well as in terms of new generation products like CRM and supply chain management. In all the IT practices we are investing strongly in domain build up, we are investing strongly in terms of enhancing our service offerings to our customers, and also in terms of innovation of service deliveries. Like you all may be familiar on the infrastructure services side we won the business innovation award of India for global command center, which is a major delivery engine for our global customers.
CNBC : Suresh could you just outline what kind of integration you have moved on with inorganic moves that you have made and whether they continue to have some kind of dilutive impact on your margins and when that will stabilize?
Suresh Senapaty : Exactly, I think like I explained on the earlier occasion when we talked about the margin front, we had a 15 basis point dilution in terms Wipro’s overall profitability versus the profitability that we saw in the acquisition, and we think in few quarters we will be able to get that over and come back, so you know, if you look at the three or four acquisitions that has been tucked in the Q1 results, we are showing a net lost in our acquisition but for the first acquisition which is more in the IP area, we will find the operating margins are in excess of 15%, it is in the range of 15 to 20%. So the IP acquisition that we did we expect in the next two quarters for it to be breaking even and going up and we think that is a play on the non linearity and therefore we have to bear with it and I think there are lot of steps that has been taken in terms of as a part of the acquisition plan and we are fairly contract, of course there are lot of learnings in some one or two things that we have done which we didn’t do well and sort of we have taken corrective steps, but all in all we are on track and all those acquisitions including the acquisition that has been announced and yet to be consummated and we want to continue to pursue that path and therefore we are showing that as a separate bucket, and you will see the results in the next few quarters how we will be inching up in terms of margins there in the category of 15 to 20 and thereafter could be better than 20, because all the time you will have newer acquisitions at operating margins lower, but that will be an engine which will be a supplemental engine to our organic growth and we will continue to stay with it.
CNBC : Okay gentlemen good luck for the remaining quarters. Thanks very much as always, we will see you next quarter with the results again. Thanks for joining in this morning.
Suresh Senapaty : Thank you.